December 31, 2009

Mr. Robert S. Hull
Chief Financial Officer
GMAC INC.
200 Renaissance Center
PO Box 200
Detroit, MI 48265-2000

> **Re:** **GMAC INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 001-03754**

Dear Mr. Hull:

We have reviewed the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *

10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Global Automotive Finance Operations

Allowance for Credit Losses, page 43

1. Please revise future filings to disclose non-performing assets for the Global Automotive Finance in a tabular format similar to the disclosure for Residential Capital on page 61. Show us what your disclosure will look like in your response.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 8. Investment in Operating Leases, page 138

2. We note your disclosure that you include estimates of projected recoveries from GM relative
to residual support and risk-sharing agreements in your residual value projections. Please tell
us, and considering disclosing in future filings, the following concerning these projected
recoveries:
    • Tell us your historical collection results concerning recoveries from GM related to the
      residual support and risk-sharing agreements;
    • Provide us with a historical rollforward of the allowance for recoveries from GM related
      to the residual support and risk-sharing agreements, if applicable; and
    • Tell us if you experienced an interruption in recoveries from GM related to their
      bankruptcy concerning residual support and risk-sharing agreements.

Note 20. Related Party Transactions, page 159

3. We note your disclosure that bankruptcy by GM would trigger an early amortization with
respect to dealer floor plan securitizations. Further, we note your disclosure that your credit
exposure to GM is significant and bankruptcy by GM could affect payment on unsecured
exposures. Please tell us, and disclose in future filings, how GM's bankruptcy impacted
these issues, and any others of significance.

10-Q for the Period Ended September 30, 2009

Item 1. Financial Statements

Consolidated Financial Statements

Note 1. Description of Business, Basis of Preparation, and Changes in Significant Accounting
Policies, page 7

4. We note your Consolidated Statement of Income is not presented in accordance with Article
9 of Regulation S-X. Further, we note your disclosure that you are in the process of
modifying information systems to address Article 9 guidelines. Please tell us the following
concerning this process:
    • Tell us specifically which Article 9 guidelines your most recent financial statements do
      not comply with; and
    • Provide a timeline for your modification of information systems and the period in which
      your Consolidated Statement of Income will conform with the specifications in Article 9.

Note 6. Finance Receivables and Loans, Net of Unearned Income and Loans Held-for-Sale, page 15

5. Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114 [ASC 310-10-50-15]. Show us what your disclosure will look like in your response.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Branch Chief